EXHIBIT 99.1

PRESS RELEASE

Banro Provides a Corporate Update

- Twangiza plant expansion continues as planned
- Namoya construction on schedule for Q4 completion
- Continued progress toward completion of preferred share arrangement

Toronto, Canada – March 7, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) wishes to provide a brief corporate update on its operations in the Democratic Republic of the Congo (the “Congo”) and an overview of progress made on the strategy set out for 2013 in the press release dated November 12, 2012.

“We want to reassure our shareholders, business partners, community stakeholders and our employees that Banro intends to continue with business as usual following the corporate changes which have taken place and were announced in yesterday’s press release,” commented Dr. John Clarke, Interim President and CEO. “We are intensely focused on our operations with our main priority of getting the Twangiza Mine up to its operating capacity and ensuring gold production at the levels at Twangiza which we anticipated when we undertook the decision to transition from an exploration company into a mining company.  Concurrently with our plans for Twangiza, we will continue our aggressive schedule for the development of Namoya with the objective of first gold before the end of 2013.”

Optimization of the Twangiza plant continues as planned with the installation of a mineral crusher/sizer before the end of March to allow increased throughput of ore and reduction in stoppages due to congestion in the crushing circuit. Construction and installation of four new elution tanks will allow for the ore to have greater residency time in solution, thereby increasing recovery levels to 88-90%. These tanks are scheduled for construction completion by the end of May. The front and back end processing plant solutions are designed to bring the plant up to its nameplate capacity and bring production into the range of 100,000 – 120,000 ounces per year.

Development at Namoya continues along its aggressive timeline. Namoya is located some 320 kilometres south of the city of Bukavu, access to which is via the N5 ‘highway’ which required substantial reconstruction including bridge strengthening or replacement. Unseasonably heavy rains have resulted in major damage to sections of this road. Thereby, the delay in delivery of plant components to Namoya has deferred first scheduled gold production to Q3 2013. The cost of the road repairs, additional transport and construction overheads are estimated to result in a cost overrun of up to 15% on the base cost of US$185 million. The funding of this amount will be included in the proposed sale of the preferred redeemable shares announced in the Company’s press release dated February 21, 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.